Donald J. Kunz

(313) 465-7454
Honigman Miller Schwartz and Cohn LLP	Fax: (313) 465-7455
Attorneys and Counselors	dkunz@honigman.com

Via FedEx
February 9, 2009
Tom Kluck
Branch Chief
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Ramco-Gershenson Properties Trust
Registration Statement on Form S-3
Filed January 12, 2009
File No. 333-156689
Dear Mr. Kluck:
          As counsel to Ramco-Gershenson Properties Trust (the “Trust”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Trust’s registration statement on Form S-3 (File No. 333-156689) filed by the Trust on the date hereof, together with the Trust’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated February 3, 2009. Five clean courtesy copies of Amendment No. 1, including exhibits, and five marked copies of Amendment No. 1 have been sent to Mr. Jerard Gibson for the Commission’s reference. The marked copies show the changes between the registration statement as originally filed and Amendment No. 1. We have also prepared a courtesy package for you containing a clean copy of Amendment No. 1 and a marked copy for your reference.
          For convenience of reference, each staff comment contained in your February 3, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Trust.
1.	We note that you have not yet filed the form of indenture as an exhibit and that you will file it by an amendment or as an exhibit to a report including any Current Report on Form 8-K. Please file the indenture, which may be open-ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 under the 1939 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.
Response: The Trust has deleted the language “Form of” from exhibit 4.7 in response to the staff’s comments. The Trust has filed the open ended Senior Indenture as exhibit 4.7 and the open ended Subordinated Indenture as exhibit 4.8.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506
Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Tom Kluck
February 9, 2009

2.	We note that you have not yet filed the statement of eligibility of the trustee as an exhibit and that you will file it by an amendment or as an exhibit to a report. Please file this statement in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1under electronic form type “305B2.” Please refer to Section 220.01 under 1939 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.
Response: The Trust has revised the footnote that refers to exhibit 25.1 in response to the staff’s comments.
Please note that the Trust acknowledges, and has authorized us to include in this letter, the following:
Notwithstanding your comments, when the Trust requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506
Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Tom Kluck
February 9, 2009

          If you have any questions or comments regarding the foregoing, or have additional comments or questions about Amendment No. 1, please contact the undersigned at (313) 465-7454.

Very truly yours, Honigman Miller Schwartz and Cohn LLP
/s/ Donald J. Kunz

Donald J. Kunz

c:	Mr. Jerard Gibson
Mr. Dennis E. Gershenson
Michael Stuart Ben , Esq.
Mr. Kenton M. Bednarz

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506
Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo